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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PECHINEY
(Name of subject company)

PECHINEY
(Name of person filing statement)

Common Shares, nominal value €15.25 per Common Share
American Depositary Shares, each representing one-half of a Common Share
(Title of class of securities)

705151207
(CUSIP Number of class of securities)

 Olivier Mallet
Chief Financial Officer
7, place du Chancelier Adenauer
75116 Paris, France
+33 1 56 28 20 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
 George A. Casey, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
+44 20 7655 5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

        The name of the subject company is Pechiney, a corporation with a board of directors (société anonyme à conseil d'administration) incorporated under the laws of France ("Pechiney" or the "Company"). The address of the principal executive offices of the Company is 7, place du Chancelier Adenauer, 75116 Paris, France. The telephone number of the Company at its principal executive offices is +33 1 56 28 20 00. Pechiney is listed on Euronext Paris and the New York Stock Exchange and is a member of the FTSE4GOOD sustainable development index. Pechiney's three core businesses are primary aluminum, aluminum conversion and packaging.

        The title of securities of the Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates are the (a) common shares, nominal value €15.25 per share, of Pechiney (the "Pechiney Common Shares"), (b) American depositary shares of Pechiney (the "Pechiney ADSs" and, together with the Pechiney Common Shares, the "Shares"), with each Pechiney ADS representing one-half of one Pechiney Common Share, evidenced by American depository receipts, (c) Pechiney Bonus Allocation Rights (the "Pechiney BARs"), with ten Pechiney BARs being exchangeable for one issued and outstanding and fully paid Pechiney Common Share, and (d) convertible bonds of Pechiney (obligations convertibles et/ou échangeables en actions nouvelles ou existantes) (the "Pechiney OCEANEs" and, together with the Pechiney Common Shares, the Pechiney ADSs and the Pechiney BARs, the "Pechiney Securities").

        As of October 10, 2003, there were 82,903,722 Pechiney Common Shares outstanding (including the Pechiney Common Shares underlying the Pechiney ADSs), of which 3,437,710 Pechiney Common Shares were held by the Company and 982,669 Pechiney Common Shares were held by the Company's wholly owned subsidiary, Pechiney Nederland N.V. As of the same date, there were 4,290,140 Pechiney ADSs outstanding, representing 2,145,070 Pechiney Common Shares.

        The Pechiney BARs and the Pechiney OCEANEs are not registered under the Securities Exchange Act of 1934, as amended. As of October 10, 2003, there were 3,700 Pechiney BARs outstanding. As of the same date, there were 7,908,636 Pechiney OCEANEs outstanding.

Item 2. Identity and Background of Filing Person

        The filing person is the Company. The Company's name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the tender offer by Alcan Inc., a Canadian corporation ("Alcan"), to exchange, upon the terms and subject to the conditions set forth in the Offer to Exchange relating to Alcan's tender offer, dated October 24, 2003 (the "Offer to Exchange"), and in the related letters of transmittal (a) for each Pechiney Common Share, each 10 Pechiney BARs or each two Pechiney ADSs tendered, (i) €24.60 in cash and (ii) the number of common shares of Alcan (the "Alcan Common Shares") equal to 22.9 divided by the "Reference Value", defined as the greater of (1) 27.4 and (2) the Average Value (as defined below), provided that this number of Alcan Common Shares shall in no event be less than 0.6001 (the "Share Consideration") and (b) for each Pechiney OCEANE tendered, €83.40 in cash (the combination of cash and Share Consideration being offered to the holders of Pechiney Securities being the "Offer Price"). The Share Consideration will be rounded to the nearest four decimal places (0.00005 being rounded to 0.0000).

        As a result, if the Average Value of the Alcan Common Shares is greater than or equal to €38.16, the Reference Value will be 38.16 and 0.6001 Alcan Common Shares will be issued (in addition to the cash consideration component) for each Pechiney Common Share, each 10 Pechiney BARs or each two Pechiney ADSs tendered, as the case may be. The Reference Value will therefore have a minimum value of 27.4 (which corresponds to a Share Consideration of 0.8358 Alcan Common Shares) and a maximum value of 38.16 (which corresponds to a Share Consideration of 0.6001 Alcan Common Shares).

        The "Average Value" will be equal to the arithmetic average of the volume-weighted average daily trading prices of the Alcan Common Shares on the New York Stock Exchange as they appear on the Bloomberg on-line information service (code: VWAP) (expressed in U.S. dollars and translated into euros at each applicable day's noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) for 10 U.S. trading days chosen at random by a French judicial officer (huissier de justice) from among the 30 U.S. trading days between, but not including, the 36th and the 5th U.S. trading day preceding the expiration date of the tender offer. The Average Value will be announced by Alcan by press release before the opening of the fifth French trading day before the expiration of the tender offer. By way of illustration, Pechiney has produced (in tabular form) a chart setting forth the theoretical aggregate amount of Share Consideration plus cash consideration a holder of Pechiney common shares may receive for each Pechiney common share tendered in the tender offer. A copy of this chart has been filed as Exhibit (a)(2) to this Statement.

        Alcan's tender offer is being made for all issued and outstanding Pechiney Securities, as well as for all Pechiney Common Shares that are held as treasury stock and all Pechiney Common Shares that are issued prior to the expiration of the tender offer due to the conversion of outstanding Pechiney OCEANEs or the exercise of Pechiney stock options. As of October 10, 2003, 3,912,818 Pechiney stock options were issued and outstanding, of which 2,098,413 stock subscription options entitle the holders thereof, upon exercise, to subscribe for 2,098,413 newly issued Pechiney Common Shares, and 1,814,405 stock purchase options entitle the holders thereof, upon exercise, to purchase 1,814,405 Pechiney Common Shares held in treasury by Pechiney.

        According to the Offer to Exchange, Alcan reserves the option to substitute an equivalent amount of cash in place of all or a portion of the Share Consideration to be issued in the tender offer, valued at the Average Value. Alcan will determine the portion, if any, of the Share Consideration to be substituted with cash, and will announce by press release the portion of the Offer Price to be paid in cash, before the opening of the fifth French trading day before the expiration of the tender offer.

        Further, if Pechiney Securities representing more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the tender offer (including any reopened offers pursuant to Article 5-2-3-1 of the General Regulation (the "CMF Regulation") of the Conseil des marchés financiers (the "CMF")), as indicated in the results of the tender offer published by the CMF, Alcan has stated in the Offer to Exchange that it will provide to the tendering holders of Pechiney Securities: (a) for each Pechiney Common Share tendered, an additional €1.00 in cash; (b) for each Pechiney BAR tendered, an additional €0.10 in cash; (c) for each Pechiney ADS tendered, an additional €0.50 in cash; and (d) for each Pechiney OCEANE tendered, an additional €0.40 in cash.

        According to Alcan's Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), Alcan's offer to acquire the Pechiney Securities is made, subject to the terms and conditions set forth in the Schedule TO, through two separate offers: (a) a U.S. offer open to all holders of Pechiney Securities (other than Pechiney ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs wherever located (the "U.S. Offer"); and (b) a French offer open to all holders of Pechiney Securities (other than Pechiney ADSs) who are located in France and to holders of Pechiney Securities (other than Pechiney ADSs) who are located outside of France, the United States and Canada if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer (the "International Offer", and together with the U.S. Offer, the "Offers"). The Schedule TO filed by Alcan with the U.S. Securities and Exchange Commission (the "SEC") on October 27, 2003 describes the Offers and includes the Offer to Exchange and the related letters of transmittal.

        According to the Offer to Exchange, the tender period for the Offers has been established on the basis of the International Offer's tender period, which is determined by the CMF, which solely determines whether or not to extend the International Offer period. Alcan itself cannot extend the International Offer period.

        The Offer to Exchange states that the principal executive offices of Alcan are located at 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, and the telephone number of Alcan at its principal executive offices is (+1 514) 848-8000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        This Item 3 sets forth, to the knowledge of the Company as of the date hereof, all material agreements, arrangements or understandings and any actual or potential conflicts of interest between (a) the Company or its affiliates and (b)(i) the Company's executive officers, directors or affiliates or (ii) Alcan, its executive officers, directors or affiliates.

  (a) Securities Ownership of Directors and Executive Officers; Stock Options

        If the directors and executive officers of the Company who own Pechiney Securities tender their Pechiney Securities for exchange pursuant to the Offers, they will receive the same consideration on the same terms and conditions as the other holders of Pechiney Securities. To the Company's knowledge, as of October 10, 2003, the directors (11 persons excluding the Chairman and Chief Executive) and the executive officers of the Company (6 persons) held, collectively, less than 0.1% of the outstanding Shares (excluding options to subscribe for or purchase Shares). To the Company's knowledge, none of the directors or executive officers own any of the outstanding Pechiney OCEANEs or Pechiney BARs.

        If the directors and executive officers of the Company were to tender all of their Pechiney Securities for exchange pursuant to the Offers and those Pechiney Securities were accepted for exchange and exchanged by Alcan, the directors and executive officers of the Company would receive, prior to the payment of any additional consideration resulting from the tender of Pechiney Securities representing more than 95% of Pechiney's share capital and voting rights on a fully diluted basis, an aggregate of €192,323 in cash and 6,534 Alcan Common Shares (assuming a Reference Value equal to 27.40, no election by Alcan to replace any portion of the Share Consideration with cash and the directors and executive officers of the Company not exercising any of their stock options).

        After the decision of the CMF on July 16, 2003 to declare Alcan's July 7, 2003 offer acceptable (recevable), all of the Pechiney stock options issued and outstanding on that date, pursuant to the terms of the agreements under which they were granted, vested and became exercisable by their respective holders. Other than Mr. Antoine Nordberg (who holds stock purchase options for 877 Pechiney Common Shares), none of the directors of the Company (excluding the Chairman and Chief Executive) hold stock options. As of October 10, 2003, the executive officers of the Company held options to subscribe for or purchase 986,499 Pechiney Common Shares, all of which were vested and exercisable as of that date. As of October 10, 2003, none of these options has been exercised.

  (b) Compensation of Directors and Executive Officers

  (i) Directors

        At their general meeting on May 18, 1998, the Pechiney shareholders voted to set aside an annual aggregate amount of €347,583.76 as attendance fees until further notice for the compensation of the Company's directors. In March 2002, the Pechiney board of directors (the "Pechiney Board") resolved to set individual compensation for attendance at meetings of the Pechiney Board at a maximum of €22,000 per year (determined as described below). This amount is increased to a maximum of €27,000 per year for directors who are also members of the Company's Audit Committee or members of the Company's Nomination and Compensation Committee. At December 31, 2002, members of the Company's Audit Committee or of the Company's Nomination and Compensation Committee were Messrs. Yves Mansion, H. Onno Ruding and Etienne Davignon. At December 31, 2002, directors eligible for compensation for attendance at meetings of the Pechiney Board set at a maximum of €22,000 were Ms. Germaine Gibara and Messrs. François Ailleret, Gérard Bouvier, Jean-Paul Jacamon, Antoine Nordberg and Tony Zanello. The directors who chair the Company's Audit Committee or the Company's Nomination and Compensation Committee are each entitled to a maximum of €32,000 per year. At December 31, 2002, Mr. Baudouin Prot was Chairman of the Company's Audit Committee and Mr. Jean-François Dehecq was Chairman of the Company's Nomination and Compensation Committee. Currently, Mr. H. Onno Ruding is Chairman of the Company's Audit Committee and Mr. Jean-François Dehecq is Chairman of the Company's Nomination and Compensation Committee. There is no additional compensation for attendance at the Company's Strategy and Development Committee.

        The compensation for attendance by the directors at meetings of the Pechiney Board is paid in two stages, one-half at a flat rate at the close of the first half of the year, including, if appropriate, the additional compensation due to the members and Chairman of the Company's Audit Committee or the Company's Nomination and Compensation Committee (the "Fixed Compensation Amount"), and the remainder at the end of the year on the basis of actual attendance by the directors at meetings of the Pechiney Board and of the committees, as the case may be.

        Accordingly, the following directors were compensated in 2002 as follows:

  •
  of those directors who chaired the Audit Committee or the Nomination and Compensation Committee, Mr. Prot, who was also a member of the Nomination and Compensation Committee until March 28, 2002, received €28,444 and Mr. Dehecq received €29,714;

  •
  of those directors who were members of the Audit Committee or the Nomination and Compensation Committee, Mr. Mansion received €27,000, Mr. Ruding received €25,500 and Mr. Davignon received €23,142. Ms. Lauvergeon, who was a director and member of the Audit Committee and the Nomination and Compensation Committee until December 16, 2002, received €27,000; and

  •
  of those directors who were members of the Pechiney Board only, Mr. Ailleret received €19,800, Ms. Gibara received €19,800, Mr. Jacamon received €19,800, Mr. Nordberg received €12,100, Mr. Zanello received €12,100 and Mr. Bouvier received €12,100.

        There was no amount paid by Pechiney or its subsidiaries in 2002 to provide for pension, retirement or similar benefits to the members of the Pechiney Board serving as at December 31, 2002 other than legally required social and retirement expenses. During the first half of 2003, the directors received the Fixed Compensation Amount.

        Other than with the Chairman and Chief Executive, there are currently no directors service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

  (ii) Executive Officers

        General.    Each of the executive officers is also a member of the executive committee of the Company (the "Executive Committee"). Each member of the Executive Committee receives a fixed base salary plus variable compensation, which in the fiscal year 2003 represents between 60% and 80% of such executive officer's base salary. The amount of variable compensation of the executive officers (other than that of the Chairman and Chief Executive) for a fiscal year is determined by the Chairman and Chief Executive. The variable compensation for the fiscal year 2003 is expected to be paid prior to the end of 2003. In 2002, the aggregate fixed base compensation of the then seven members of the Executive Committee (including the Chairman and Chief Executive) at December 31, 2002 amounted to €2,449,000 and the aggregate variable compensation paid to the same seven members of the Executive Committee (related to Pechiney's 2001 financial results) amounted to €747,000.

        Compensation of the Chairman and Chief Executive.    The Chairman and Chief Executive generally receives a fixed base salary plus a variable amount of compensation, which in the fiscal year 2003 represents 80% of the base salary. The amount of variable compensation for a fiscal year payable to the Chairman and Chief Executive is determined by the Pechiney Board, acting on the recommendation of the Company's Nomination and Compensation Committee. The variable compensation for the fiscal year 2003 is expected to be paid prior to the end of 2003.

        During the fiscal year 2002, the gross base salary of the Chairman and Chief Executive was fixed at €690,000; the amount of variable compensation received by the Chairman and Chief Executive for the fiscal year 2002 totaled €407,100 (in accordance with the maximum of 60% of the fixed base salary then in effect). The amount of directors fees received in 2002 by the Chairman and Chief Executive with respect to his attendance at meetings of the Pechiney Board totaled €22,000. The amount of directors attendance fees received by the Chairman and Chief Executive, with respect to both the Fixed Compensation Amount and the portion related to the number of meetings actually attended, is identical to the amount received by other directors who are not members of a specific committee of the Pechiney Board. The total amount of all other benefits received by the Chairman and Chief Executive during the course of fiscal year 2002 totaled €4,391. In 2002, the Chairman and Chief Executive received no compensation or particular advantages from companies controlled by Pechiney, within the meaning of Article L.233-16 of the French Commercial Code.

        Pechiney Supplemental Pension Plan.    Pechiney provides each of its executive officers who have served as members of the Executive Committee for at least two years with supplemental retirement benefits under the Pechiney Group Supplemental Pension Plan (the "SRB Plan"), which took effect on September 11, 2000 and was amended as of August 1, 2003 by the Pechiney Board, acting on the recommendation of the Company's Nomination and Compensation Committee. Under the SRB Plan, upon reaching retirement age (minimum age 60) the executive officer will receive annual base benefits equal to a maximum of 65% of her or his average annual compensation (base compensation plus variable compensation) during the five years preceding retirement, subject to adjustments and limits set, in part, by reference to French Social Security pension indices, as well as deductions to take account of other retirement benefits.

        The SRB Plan also provides benefits for executive officers who have served as members of the Executive Committee for at least two years and whose employment is terminated by Pechiney (except in cases of termination for gross or willful misconduct (faute grave ou faute lourde)), before they reach retirement age, but after they have reached 50 years of age. In this case, pension benefits are subject to percentage reductions according to a sliding scale tied to the age at which employment terminates. If, within 12 months of an acquisition of control of Pechiney, the executive officer's employment with Pechiney is terminated or the executive officer resigns, a separate sliding scale applies in which the percentage reductions are smaller than in all other cases. The SRB Plan also provides for survivor benefits in the case of the death before retirement age of an executive officer entitled to receive benefits under the SRB Plan. In certain circumstances, Pechiney also undertakes to act as a guarantor of any benefits payable by a subsidiary of Pechiney and owed to the executive officer under the SRB Plan, if the executive officer's employment is terminated following a sale of such a subsidiary of Pechiney.

        The terms of the Chairman and Chief Executive's participation in the SRB Plan have been further specified by the Pechiney Board, acting on the recommendation of the Company's Nomination and Compensation Committee. The Chairman and Chief Executive is entitled to a supplemental pension under the SRB Plan, guaranteeing him a total annual income of 50% of the average of his total annual fixed and variable compensation over the past five years of employment. As in the case of the other executive officers, in the event the Chairman and Chief Executive's employment with Pechiney terminates at the election of Pechiney (other than following an acquisition of control) prior to his having attained 60 years of age, the supplemental pension payable to the Chairman and Chief Executive will be reduced based upon a sliding scale.

        Severance Arrangements with the Chairman and Chief Executive.    The Pechiney Board, acting on the recommendation of the Company's Nomination and Compensation Committee, has provided that in the event the Chairman and Chief Executive is dismissed (unless such dismissal is due to gross or willful misconduct (faute grave ou faute lourde)) or resigns for any reason within one year following an acquisition of control of Pechiney, he will receive a severance payment equal to three times the average total fixed and variable compensation paid to him during the three years preceding the year in which the Chairman and Chief Executive is dismissed or resigns. If the Chairman and Chief Executive was dismissed or resigned in

2003 following an acquisition of control, the amount of the severance payment payable to him would be €2,881,946.

        The Pechiney Board, acting on the recommendation of the Company's Nomination and Compensation Committee, has further provided that, in the event of a departure from Pechiney resulting from the Chairman and Chief Executive's dismissal or resignation following an acquisition of control, the annual supplemental pension payable to the Chairman and Chief Executive under the SRB Plan, guaranteeing him a total annual income of 50% of the average of the Chairman and Chief Executive's total annual fixed and variable compensation over a five year period (without any percentage reduction or sliding scale based on the age of the Chairman and Chief Executive), will be calculated using: (1) the base compensation received by the Chairman and Chief Executive during the year preceding the last year of employment plus four times the base compensation payable to the Chairman and Chief Executive in the last year of employment (being five years of fixed compensation) and (2) variable compensation equal to (A) the variable compensation actually paid to the Chairman and Chief Executive in respect of the last two full years of employment and (B) three times 70% of the maximum variable compensation payable to the Chairman and Chief Executive in the fiscal year 2003 (being five years of variable compensation).

        Severance Agreements with the other Executive Officers.    Agreements with each of Ms. Christel Bories and Messrs. Gilles-Pierre Lévy, Olivier Mallet, Jean-Dominique Senard and Pierre Vareille provide that, in the event that such executive officer resigns within 12 months following an acquisition of control of Pechiney, she or he will receive a payment equal to three times the last annual compensation (base compensation plus variable compensation) paid to her or him. In addition, separate agreements with each of the five executive officers mentioned above provide that, in the event the executive officer's employment contract is terminated for any reason before the normal retirement age (other than for gross misconduct (faute grave) or as a result of voluntary resignation), she or he will receive a severance payment equal to three times the last annual compensation (base compensation plus variable compensation) paid to her or him.

        Payment to any such executive officer may be made under either, but not both, of these agreements. If these executive officers (1) resigned within 12 months following an acquisition of control of Pechiney or (2) were terminated before the normal retirement age (other than for gross misconduct (faute grave) or as a result of voluntary resignation) before the end of 2003, the amounts payable under these severance agreements would be as follows:

Executive Officer	Compensation amount
Christel Bories	€1,731,036	(1)
Gilles-Pierre Lévy	€1,317,197
Olivier Mallet	€1,466,250
Jean-Dominique Senard	€1,498,308
Pierre Vareille	€1,609,920

(1)
With respect to the portion of Ms. Bories' compensation payable in U.S. dollars, the compensation amount reflects an assumed euro/U.S. dollar exchange rate of 1:1.1686.

  (c) Alcan-Pechiney Relationships

  (i) Agreements Not Related to the Offers

        Pechiney, through its subsidiary Pechiney Resources Pty Limited, holds a 20% equity interest in Queensland Alumina Limited ("QAL") in which Alcan, through its Australian subsidiary Alcan South Pacific Pty Limited, holds a 21.4% equity interest. QAL operates an alumina refinery at Gladstone, Australia, as a cooperative for the benefit of its shareholders. Each participant in the refinery supplies bauxite for toll conversion into alumina.

        Pechiney and Alcan hold 10% and 33%, respectively, of Halco (Mining) Inc., which in turn holds 51% of Compagnie des Bauxites de Guinée ("CBG"), with the remaining 49% held by the Republic of Guinea. CBG's mine in the Boké region of Guinea has an operating capacity of approximately 12.7 million metric tons of bauxite per year.

        Alcan's Alma smelter in Quebec, Canada, uses Pechiney's electrolytic reduction of alumina technology (AP-30) pursuant to a technology license agreement entered into as of March 27, 1997. The Alouette smelter, also in Quebec, in which Alcan recently acquired a 40% interest, uses the same technology. Alcan's smelter in Lochaber, Scotland, uses an older Pechiney electrolytic reduction technology (AP-18).

        Pechiney and Alcan also operate the Copal aluminum slug plant at Beaurepaire, France, as a production joint venture, pursuant to an agreement entered into between the parties on December 23, 1985. Each party provides its own aluminum for processing at cost. Slugs are used to make aluminum aerosol cans.

  (ii) Agreements and Understandings Related to the Offers

        In connection with the Offers, Pechiney and Alcan entered into an agreement on September 12, 2003 regarding Alcan's revised proposal for the Offers (the "Offer Agreement"). The following is a summary of the terms and conditions of the Offer Agreement. After executing the Offer Agreement, and following its discussions with the CMF (in which Pechiney did not participate), Alcan modified certain terms of the Offers to provide greater certainty with respect to the value of the Share Consideration being offered to holders of Pechiney Common Shares, Pechiney BARs and Pechiney ADSs in the Offers. The following summary does not purport to be a complete description of the terms and conditions of the Offer Agreement and is qualified in its entirety by reference to the Offer Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement.

The following summary does not reflect the modifications made by Alcan to the terms of the Offers following its discussions with the CMF (in which Pechiney did not participate). The modified terms of the Offers are described in Item 2 of this Statement.

  Financial Consideration.    On the terms and subject to the conditions of the Offers, Alcan will exchange a combination of cash and Alcan Common Shares for Pechiney Securities validly tendered in the Offers. The Offer Agreement provides that Alcan will exchange:

  •
  for every Pechiney Common Share tendered, €24.60 in cash and €22.90 in Alcan Common Shares; and

  •
  for each Pechiney OCEANE tendered, €83.40 in cash.

  Each Alcan Common Share offered in the Offers will be valued at the greater of (A) €27.40 or (B) the volume weighted average of the price of the Alcan Common Shares on the New York Stock Exchange for 10 trading days chosen at random from the 30 trading days ending five days prior to the expiration date of the Offers (with each day's price expressed in euros based upon the euro/U.S. dollar exchange rate on the same 10 trading days) (such value being the "Offer Agreement Reference Value").

  The Offer Agreement provides that on the date that the value of Alcan Common Shares for purposes of the Offers is set and publicly announced, Alcan may, at its discretion and subject to the consent of the sponsoring banks of the Offers, choose to replace any portion of the Share Consideration component with cash in an amount equal to the value of the Alcan Common Shares so replaced, determined on the same basis.

  If the Offers are successful and more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers (including any reopened offers pursuant to Article 5-2-3-1 of the CMF Regulation), Alcan will provide:

  •
  all Pechiney shareholders that have tendered their shares with an additional €1.00 in cash per tendered share; and

  •
  each holder of Pechiney OCEANEs that has tendered Pechiney OCEANEs with an additional €0.40 per tendered Pechiney OCEANE.

  Treatment of Pechiney Stock Options.    The Offer Agreement provides that if the Offers are successful, Alcan will undertake to holders of Pechiney stock purchase options and Pechiney stock subscription options that were not exercised during the Offer Period to exchange, at the termination of the applicable transfer restriction period, Alcan Common Shares for any Pechiney Common Shares received by such option holder as a result of exercising such options calculated pursuant to an exchange ratio equivalent to the consideration offered to holders of Pechiney Securities in the Offers (based on the Offer Agreement Reference Value). The Offer Agreement further provides that Alcan will also offer to holders of Pechiney stock purchase options and Pechiney stock subscription options the opportunity to receive Alcan stock options in exchange for the cancellation of existing Pechiney stock purchase options or Pechiney stock subscription options at an exchange ratio equal to the consideration offered to holders of Pechiney Securities in the Offers. The Offer Agreement provides that Alcan will also provide holders of Pechiney stock purchase options and Pechiney stock subscription options with liquidity agreements in order to give effect to these provisions.

  Reopening of Offers.    If two-thirds or more but less than 95% of the Pechiney share capital or voting rights (on a fully diluted basis) is tendered in the Offers, Alcan will reopen the Offers in accordance with Article 5-2-3-1 of the CMF Regulation.

  Board of Directors Composition.    If the Offers are successful, Alcan has stated its intention to appoint to the Alcan board of directors (the "Alcan Board") one individual proposed by the Pechiney Board after reasonable consultation with the Alcan Board. In the event that more than 75% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers, Alcan has stated an intention to appoint a second such individual to the Alcan Board.

  Employment and Social Commitments Undertaken by Alcan.    Alcan has stated its intention not to make material changes to Pechiney's existing industrial workforce in France, beyond those contemplated in Pechiney's current strategic restructuring plans and closure or workforce reduction announcements, subject to divestiture commitments made to the European Commission competition authorities (the "MTF"). The Offer Agreement provides that Alcan currently intends to maintain Pechiney's existing senior management team and head office operations in place during a transitional period. Additionally, Alcan has agreed to:

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  maintain Pechiney's brand name as it relates to primary aluminum cell technology for a period of not less than 10 years and continue to maintain the relevant trademarks for such purpose;

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  establish in France the global headquarters of the packaging group, the engineered products group and the aerospace business unit;

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  locate in France the headquarters of its European smelting operations and the global center for its aluminum smelter cell technology; and

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  review on a merit basis a list of the senior managers in the top two levels of seniority as submitted by Pechiney. Alcan has agreed to consider such Pechiney senior managers for similar positions in the combined entity. The merit-based review process contemplates the creation of a three-person review committee comprised of two from Alcan and one member from Pechiney. The committee will:

  •
  evaluate those individuals from the list who are not, during the transition period, offered similar positions in the combined entity with a view towards placing such individuals in a suitable position within a reasonable timeframe; and

  •
  determine the proper candidate for positions of overlapping responsibility between Alcan and Pechiney.

  Pechiney Undertakings.    In consideration for these agreed upon terms, conditions and undertakings of Alcan, the Pechiney Board has agreed to recommend that Pechiney shareholders accept the Offers. Pechiney has also agreed to cease pursuing and not solicit alternatives to the Offers; provided that the Pechiney Board may be required to consider a superior proposal to the extent required by its fiduciary duties and French stock exchange regulations.

  In addition, Pechiney agreed to use its best efforts to assist Alcan in receiving all necessary governmental and regulatory approvals or consents and in consummating the Offers as soon as possible with a view to minimizing any adverse financial or operational impact. Such approvals and consents include, among other things:

    •
    MTF approval;

    •
    approval from other antitrust authorities;

    •
    the visa of the Commission des opérations de bourse (the "COB");

    •
    the CMF's declaration that the terms of the International Offer are acceptable (recevable); and

    •
    the SEC's declaration of effectiveness in respect of Alcan's registration statement.

  General.    The Offer Agreement provides that if, following the filing of the Offers (dépot de l'offre révisée) with the CMF, the Offers are not deemed acceptable (recevable) by the CMF, or the CMF requires that the terms of the Offers be modified for the Offers to become acceptable (recevable), Alcan and Pechiney will work together to develop an alternative offer that is acceptable (recevable) to the CMF and that has equivalent economic terms as the Offers from the perspective of Alcan, as well as Pechiney's shareholders.

        At its meeting on October 8, 2003 to render its formal recommendation (avis motivé) in respect of the Offers, the Pechiney Board approved changes to Pechiney's stock option plans to permit employees who hold stock purchase options and stock subscription options to continue to hold and exercise these options in the event the holder's employment with Pechiney is terminated as a direct or indirect result of a public offer (including as a result of the sale of all or part of the share capital of Pechiney or any subsidiary of Pechiney) or the employee otherwise leaves Pechiney for any reason (other than as a result of termination for gross misconduct (faute grave)) between October 8, 2003 and an 18-month period following the completion of a public offer. Pechiney informed Alcan of its intention to adopt these changes to Pechiney's stock option plans and Alcan has acknowledged these changes in a letter, dated September 12, 2003, between Pechiney and Alcan. A copy of this letter is filed as Exhibit (e)(2) to this Statement. At the same meeting, the Pechiney Board further decided that all stock options granted to the Chairman and Chief Executive could be exercised by him in the event of the termination, for any reason, of either his position as Chairman of the Pechiney Board or Chief Executive of Pechiney if such termination occurs between October 8, 2003 and the end of an 18-month period following the completion of an offer to acquire the Pechiney Common Shares.

Item 4. The Solicitation or Recommendation

  (a) Recommendation of the Pechiney Board

        The Pechiney Board, with all directors present or represented, met on September 12, 2003 to consider the Offers. Having considered the terms of the Offers, the Pechiney Board determined on September 12, 2003 that the Offers constitute the best value alternative available to Pechiney and consequently determined to recommend to holders of Pechiney Securities to accept the Offers.

        Following the meeting of the Pechiney Group Workers Committee (comité de groupe) on October 8, 2003 to consider the Offers, the Pechiney Board, with all directors present or represented,

met to make a formal recommendation (avis motivé) in respect of the Offers as required by French law. At its October 8, 2003 meeting, consistent with its determination on September 12, 2003, the Pechiney Board resolved to, and does hereby recommend to holders of Pechiney Securities to, accept the Offers.

        A form of letter to the holders of Pechiney Securities from the Chairman and Chief Executive, dated October 27, 2003 is filed as Exhibit (a)(1) to this Statement.

  (b) Background

        In September 1999, Pechiney entered into a three-way combination agreement (the "APA Transaction") with Alcan and Alusuisse-Lonza Group AG ("Algroup"). Following the European Commission's rejection of the commitments made by Pechiney, Alcan and Algroup to remedy competition issues identified by the European Commission, the three companies notified the European Commission on March 13, 2000 that they were withdrawing their notification, and Pechiney, Alcan and Algroup formally abandoned the APA Transaction.

        Following the abandonment of the APA Transaction, Pechiney refocused its stand-alone strategy. Pechiney strengthened its commercial position by increasing its technological advance in primary aluminum, growing its market share in aluminum transformation, in particular in the automotive and aerospace sectors, and reaffirming its leadership in packaging. At the same time, Pechiney implemented improvements in its operating efficiencies through its Continuous Improvement System.

        From October 2002 through March 2003, Mr. Travis Engen, Alcan's President and Chief Executive Officer, and Mr. Jean-Pierre Rodier, Pechiney's Chairman and Chief Executive, met from time to time on an informal basis to exchange their views about developments in the industry generally, including with respect to consolidation taking place within the industry. At certain of these meetings, Mr. Engen alluded to the possibility of a new business combination between Alcan and Pechiney. However, the parties did not engage in any firm discussions or serious exploration of a possibility of a business combination between Alcan and Pechiney.

        On July 4, 2003, Mr. Engen telephoned Mr. Rodier to request a meeting to discuss the possibility of a new business combination between Alcan and Pechiney. On July 4, 2003, and again on July 5, 2003, Mr. Engen and Mr. Rodier met. During these meetings, Mr. Engen presented for the first time Alcan's proposal for a new business combination between Alcan and Pechiney. After listening to Alcan's proposal, Mr. Rodier advised Mr. Engen that Pechiney and the Pechiney Board were committed to enhancing shareholder value and protecting the interests of Pechiney, its employees and partners. Mr. Rodier informed Mr. Engen that Pechiney and the Pechiney Board would need more time to consider fully Alcan's proposal, particularly in light of the competition issues identified in the APA Transaction, and that Pechiney would react negatively to any transaction that was subject to a competition regulatory approval condition. Mr. Engen then advised Mr. Rodier that Alcan was considering announcing an offer for Pechiney as early as July 7, 2003 and that Alcan was not prepared to delay the announcement of its offer for a few weeks in order to allow the Pechiney Board to consider the offer.

        On July 7, 2003, Alcan announced that it was making an unsolicited offer for the Pechiney Securities. On the same day, Pechiney issued a press release stating that Pechiney was surprised by Alcan's unsolicited offer, which it viewed as having negative implications for the Company, its employees and its shareholders, and that the Pechiney Board would meet to review the unsolicited offer. The unsolicited offer valued each Pechiney Common Share at €41.00, with the consideration consisting of 60% in cash and 40% in Alcan Common Shares, and each Pechiney OCEANE at €81.70 in cash. The unsolicited offer was conditioned upon approval by competition authorities in the European Union, France and the United States and a minimum of 50% of the number of Pechiney Common Shares plus one (on a fully diluted basis) being tendered in the unsolicited offer.

        On July 8, 2003, the Pechiney Board, with all directors present or represented, met to consider Alcan's unsolicited offer. The Pechiney Board discussed Pechiney's past and current business operations, financial condition and future prospects. After thorough discussions, the Pechiney Board unanimously decided that the unsolicited offer was uncertain and that the price proposed by Alcan was clearly inadequate, when taking into account the Company's industrial, technological and intangible assets, and in no way reflected Pechiney's true strategic value. On July 9, 2003, Pechiney issued a press release with respect to the July 8, 2003 unanimous decision of the Pechiney Board to reject Alcan's unsolicited offer.

        On July 14, 2003, Pechiney issued a press release announcing the appointment of BNP Paribas, Goldman Sachs International, J.P. Morgan & Cie S.A. and Rothschild & Cie as financial advisors to Pechiney in connection with the unsolicited offer.

        On July 28, 2003, at the meeting of the Pechiney Board held to present Pechiney's financial results for the second quarter of 2003, the Pechiney Board confirmed the position that it had taken on July 8, 2003 that the unsolicited offer was uncertain and did not reflect in any way Pechiney's true strategic value.

        On August 12, 2003, Mr. Engen called Mr. Rodier to discuss whether an agreement could be reached regarding a negotiated transaction. A meeting was scheduled for August 20, 2003 in Geneva, Switzerland.

        Following Mr. Engen's August 12, 2003 telephone call, Mr. Rodier had informal discussions with certain members of the Pechiney Board with respect to the scheduled meeting with Mr. Engen.

        On August 20, 2003, following a request by Mr. Engen, Mr. Rodier, accompanied by an external legal advisor, and Mr. Engen, accompanied by Brian Sturgell, Executive Vice President of Alcan, met to discuss the terms of the unsolicited offer. At this meeting, Mr. Rodier reiterated to Mr. Engen, among other things, that Alcan's €41.00 price per Pechiney Common Share was not acceptable. A meeting of Pechiney's and Alcan's financial advisors was arranged to discuss the impact on valuation of certain acquisitions made by Pechiney in 2002, as well as other matters with respect to a possible negotiated transaction.

        In the week following the meeting on August 20, 2003, Pechiney's and Alcan's respective financial advisors met on several different occasions to discuss valuation issues and other matters related to a possible negotiated transaction. As a result of these discussions and, in particular, as a result of Alcan indicating that it was prepared to increase its offer price, it was agreed that representatives of Pechiney and Alcan and their respective advisors would meet again on August 28, 2003 to continue discussions with respect to a possible negotiated transaction.

        On August 28, 2003, Alcan's financial and legal advisors met with Pechiney's financial and legal advisors to discuss the terms of a revised proposal by Alcan. Alcan's advisors indicated that the revised proposal would result in Alcan offering a maximum of €47.00 per share and would be structured as a mixed cash and share offer, where the share component would be computed on the basis of a reference Alcan Common Share price, in euros, of €27.40 and an average share price, based on ten trading days chosen at random in the last 30 days of the offer, with an option for Alcan to replace all or part of the Share Consideration in cash. The structure of the revised proposal was a condition of the improved price. Later on the same day, following discussions with Pechiney, Pechiney's financial advisors informed Alcan's financial advisors that Pechiney considered the revised proposal, which valued the Pechiney Common Shares at a maximum of €47.00, as too low and, thus, unacceptable.

        On August 29, 2003 through August 31, 2003, Mr. Engen and Mr. Rodier, together with their respective financial advisors, met to continue discussions with respect to a possible negotiated transaction. During these meetings, representatives of Alcan made a number of new proposals to representatives of Pechiney, including with respect to an improvement of their revised proposal from €

47.00 to €48.00 per Pechiney Common Share, conditional on Pechiney Securities representing at least 95% of Pechiney's share capital and voting rights on a fully diluted basis being tendered in the Offers. Representatives of Alcan also made certain proposals in respect of employment related issues, in particular with respect to employment, head office locations and management. On the same date, representatives of Alcan indicated further that they would not alter their proposed mixed cash and share structure discussed on August 28, 2003.

        On August 31, 2003, Alcan provided Pechiney with a revised offer based on the new proposals. The Pechiney Board, with all directors present or represented, met to review the terms and conditions of Alcan's revised offer. Prior to convening the meeting of the Pechiney Board, at Alcan's request, Mr. Engen made a brief presentation to certain Pechiney directors about Alcan and its management. Following Mr. Engen's presentation, the Pechiney Board met and unanimously concluded that, notwithstanding the improved offer price, Alcan's revised offer remained conditional and continued to fall short of Pechiney's value.

        On September 1, 2003, Pechiney issued a press release announcing that the Pechiney Board had unanimously decided to reject Alcan's revised offer. On the same day, Alcan issued a press release announcing that its new proposal was being withdrawn as a result of the rejection by the Pechiney Board.

        Following the August 31, 2003 Pechiney Board meeting, Mr. Rodier had informal discussions with certain members of the Pechiney Board with respect to the terms of Alcan's offer. During this period, Pechiney's and Alcan's respective financial advisors engaged in limited discussions with a view to renewing discussions between the parties.

        On September 11, 2003, Mr. Engen, accompanied by Mr. David McAusland, Alcan's Senior Vice President, Mergers & Acquisitions and Chief Legal Officer, and Mr. Rodier, accompanied by Mr. H. Onno Ruding, a director of Pechiney, met to explore whether there was a basis for reaching an agreement on the terms of a negotiated transaction between Pechiney and Alcan. Following discussions among the parties, representatives of Alcan made a new revised proposal to increase the offer price to up to €48.50 per Pechiney Common Share, consisting of €47.50 per Pechiney Common Share plus €1.00 in cash per Pechiney Common Share if more than 95% of Pechiney's share capital and voting rights on a fully diluted basis are tendered into the offer (including any reopened offers pursuant to Article 5-2-3-1 of the CMF Regulation) and €83.40 in cash per Pechiney OCEANE plus €0.40 for each Pechiney OCEANE tendered if more than 95% of Pechiney's share capital and voting rights on a fully diluted basis are tendered into the offer (including any reopened offers pursuant to Article 5-2-3-1 of the CMF Regulation). The mixed cash and share structure of the new revised proposal offer was identical to that proposed by Alcan on August 28, 2003 and the structure of the revised offer remained a condition for the improved price. Representatives of Alcan also clarified and reaffirmed their earlier proposals in respect of employment and social issues, in particular with respect to jobs, head office locations and management. Following these discussions, the terms and conditions of Alcan's new revised proposal, as agreed between the parties, were memorialised in the Offer Agreement, and, on September 12, 2003, Alcan and Pechiney executed the Offer Agreement which was then presented to the Pechiney Board by Pechiney's management.

        On September 12, 2003, the Pechiney Board, with all directors present or represented, met to consider the new revised proposal of Alcan. After having considered the terms of Alcan's new revised proposal, and in light of the long-recognized industrial logic of a business combination between Alcan and Pechiney and the relative merits of the combination versus a viable stand-alone strategy, the Pechiney Board, by a majority of nine of the twelve directors, determined that the new revised proposal of Alcan constituted the best value alternative available to holders of Pechiney Securities. The Pechiney Board, by a majority of nine out of the twelve directors, determined to recommend to holders of Pechiney Securities to accept Alcan's new revised proposal (i.e., the Offers), which it viewed as being in the best interest of the Company's shareholders, employees and customers. Messrs. Bouvier, Nordberg and Zanello, the three directors elected by Pechiney's employees, abstained from voting on the Offers. On September 12, 2003, Pechiney issued a press release summarizing the Pechiney Board's determination. The press release also detailed the financial terms of the Offers.

        On September 18, 2003, at the request of the COB, Alcan issued a press release clarifying, by way of certain examples, the terms of the Offers. On the same day, Pechiney issued a press release containing a copy of Alcan's press release and drawing the attention of its shareholders to the contents of Alcan's press release.

        In the period following September 12, 2003, Alcan and the CMF engaged in discussions (in which Pechiney did not participate) regarding the terms of the Offers in order to have the International Offer declared acceptable (recevable) by the CMF. As a result of these discussions, Alcan modified certain terms of the Offers to provide greater certainty with respect to the value of the Share Consideration being offered to holders of Pechiney Common Shares, Pechiney BARs and Pechiney ADSs in the Offers. On September 29, 2003, the CMF declared the International Offer, as modified by Alcan following its discussions with the CMF, acceptable (recevable) and published a declaration to that effect (avis de recevabilité). On the same day, Alcan issued a press release announcing that the European Commission had granted clearance under the Merger Regulation and that it had reached an agreement with the U.S. Department of Justice (the "DOJ") and, accordingly, the statutory waiting period under the U.S. Hart-Scott Rodino Act was to expire that evening.

        In connection with the receipt of clearance from the European Commission, Alcan announced that it had undertaken to divest either its 50% share in the AluNorf, Gottingen and Nachterstedt rolling mills or Pechiney's rolling mills at Neuf-Brisach, Rugles and, if necessary, the Annecy rolling mill. Alcan's Latchford casting operations may also be added to either the AluNorf or Neuf-Brisach packages. In addition, Alcan announced that it had agreed to undertakings for the licensing of alumina refining technology, alumina smelter cell technology and anode baking furnace designs and agreed to eliminate the overlap in Alcan's and Pechiney's activities in aluminum aerosol cans and aluminum cartridges. Pursuant to an agreement and a related consent decree with the DOJ, Alcan announced that it had agreed to divest Pechiney's aluminum rolling mill located in Ravenswood, West Virginia. Pechiney was not a party to the discussions and negotiations between Alcan and the European Commission and Alcan and the DOJ.

        On October 2, 2003, the COB granted its approval (visa) with respect to Alcan's offer documentation for the International Offer and on October 7, 2003, Alcan formally commenced the International Offer.

        On October 8, 2003, the Pechiney Group Workers Committee (comité de groupe) met to consider the Offers, as required by the French Labor Code. At this meeting, Mr. Travis Engen made a presentation to the Pechiney Group Workers Committee (comité de groupe), in which, among other things, he reiterated Alcan's commitment not to make any material changes to Pechiney's existing industrial workforce in France for a reasonable period of time, subject to there being no adverse financial results in certain activities or in the economic environment.

        On October 8, 2003, following the meeting of the Pechiney Group Workers Committee (comité de groupe), the Pechiney Board met to make a formal recommendation (avis motivé) in respect of the Offers. At this meeting, at which all of the directors were present or represented, the Pechiney Board formally recommended to holders of Pechiney Securities to accept the Offers. Nine of the twelve directors on the Pechiney Board voted in favor of formally recommending that holders of Pechiney Securities accept the Offers.

        Messrs. Bouvier, Nordberg and Zanello, the three directors elected by Pechiney's employees, abstained from voting on the formal recommendation (avis motivé) of the Pechiney Board in respect of the Offers. They stated that their reasons for abstaining were as follows: "As representatives of Pechiney's employees, we consider that the employment aspects of the proposed transaction have not been addressed as of the date hereof, that there could be significant consequences for Pechiney's European workforce, that there is still uncertainty with respect to the industrial aspects of the transaction and that Alcan has not made any additional commitments to the Pechiney Group Workers Committee (comité de groupe)."

        On October 9, 2003, Pechiney issued a press release announcing that the Pechiney Board had made a formal recommendation (avis motivé) to the holders of Pechiney Securities to accept the Offers.

        On October 24, 2003, Alcan's registration statement on Form S-4 was declared effective by the SEC and on October 27, 2003 Alcan formally commenced the U.S. Offer.

  (c) Reasons for the Recommendation of the Pechiney Board

        In making its formal recommendation (avis motivé) on October 8, 2003 described above in this Item 4, the Pechiney Board considered a number of factors, including the following:

  •
  The Pechiney Board considered the terms of the Offers, as set forth in the draft Offer to Exchange and Alcan's French offer document (note d'information), and the fact that Alcan has proposed to acquire in the Offers all of the issued and outstanding share capital and voting rights of Pechiney.

  •
  The Pechiney Board considered that the value of the offer of €47.50 per Pechiney Common Share (plus the possibility of an additional €1.00 per Pechiney Common Share if more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers, including any reopened offers pursuant to Article 5-2-3-1 of the CMF Regulation) constituted a premium over the original offer of €41.00 per Pechiney Common Share offered by Alcan as well as a premium over the average closing price of the Pechiney Common Shares as quoted on the Premier Marché of Euronext Paris for the week ended July 4, 2003 (the week before Alcan announced its unsolicited offer).

  •
  The Pechiney Board considered that the terms and conditions of the U.S. Offer and the International Offer are substantially identical.

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  The Pechiney Board considered that the Offers will not be consummated unless Pechiney Securities representing a majority of the share capital and voting rights of Pechiney (on a fully diluted basis) are tendered in the Offers.

  •
  The Pechiney Board considered the fact that, subject to Alcan not electing to replace the Share Consideration with cash, the holders of Pechiney Securities may continue to hold shares representing an equity interest in the combined company.

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  The Pechiney Board considered that prior authorization was requested from the French Ministry of the Economy, Finance and Industry (pursuant to Article 7 of Decree no. 2003-196 of March 7, 2003 in relation to foreign investments in France) and that such authorization was granted on September 4, 2003. In connection with such authorization, Alcan made certain undertakings regarding defense contracts, the future of existing Pechiney industrial sites in France and the location of certain business sector headquarters.

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  The Pechiney Board considered that Alcan has the authority to issue the Alcan Common Shares in connection with the Offers and will seek admission of the Alcan Common Shares to the Premier Marché of Euronext Paris.

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  The Pechiney Board considered that on September 29, 2003 the European Commission and the Swiss federal competition authorities had each granted clearance to proceed with the Offers and that Alcan had reached an agreement with the DOJ with respect to the Offers.

  •
  The Pechiney Board considered the Offer Agreement entered into with Alcan on September 12, 2003. In particular, the Pechiney Board noted that Alcan:

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  expressed its intention not to make material changes to Pechiney's existing industrial workforce in France beyond those changes already announced by Pechiney;

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  undertook to maintain Pechiney's brand name as it relates to primary aluminum cell technology for a period of not less than 10 years and continue to maintain the relevant trademarks for such purpose;

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  undertook to maintain in place during a transitional period Pechiney's head office operations and expressed its intention to maintain in place during a transitional period Pechiney's existing senior management team;

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  undertook to locate in Paris the global headquarters of the packaging business of the new combined entity;

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  undertook to locate in France the global headquarters of the aeronautical product business of the new combined entity, the global headquarters of the finished products business of the new combined entity, the global development center for new electrolysis technologies (cell technologies) for primary aluminum of the new combined entity and the headquarters of the European electrolysis and primary aluminum business of the new combined entity; and

  •
  undertook to establish a merit-based review process to consider Pechiney senior managers who were not offered similar positions in the new combined entity as they had with Pechiney.

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  The Pechiney Board considered the undertakings of Alcan with respect to Pechiney stock options if the Offers are successful.

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  The Pechiney Board considered that on September 29, 2003 the CMF declared the International Offer acceptable (recevable) and published a declaration to that effect (avis de recevabilité) in the Official Bulletin of the COB.

  •
  The Pechiney Board considered the long-recognized industrial logic, initially identified by Alcan and Pechiney in the APA Transaction, of a business combination between Alcan and Pechiney.

  •
  The Pechiney Board considered Alcan's proposed industrial and financial plans as described in the Offer to Exchange and the French offer document (note d'information).

  •
  The Pechiney Board considered the statements Alcan made on October 8, 2003 to the Pechiney Group Workers Committee (comité de groupe).

  •
  The Pechiney Board reviewed a number of possible alternatives to the Offers, including the viability of a stand-alone strategy, the benefits of such alternatives for holders of Pechiney Securities, the timing and likelihood of achieving additional value from these alternatives and the likelihood of finding the requisite partners for the implementation of certain of these alternatives. In connection with this, the Pechiney Board considered the fact that representatives of Pechiney and its financial and legal advisors had in-depth discussions with certain third parties who might have had a potential interest in such alternative transactions with Pechiney, and the Pechiney Board examined the preliminary outcome of such discussions. The Pechiney Board concluded that the Offers were superior to all other alternatives considered.

        The foregoing discussion of the information and factors considered by the Pechiney Board is not intended to be exhaustive, but includes the material factors considered by the Pechiney Board on October 8, 2003 when making its formal recommendation (avis motivé) in respect of the Offers. In view of the variety of factors considered in connection with its evaluation of the Offers, the Pechiney Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and formal recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Pechiney Board determined that the Offers constitute the best value alternative available to holders of Pechiney Securities.

  (d) Intent to Tender

        To the Company's knowledge, each of the Company's directors (other than Messrs. Bouvier, Nordberg and Zanello) and each of the Company's executive officers has currently decided to tender the Pechiney Securities held by such director or executive officer in the Offers. Messrs. Bouvier, Nordberg and Zanello, each a director of Pechiney, stated they are reserving their positions with respect to the tender of their Pechiney Securities. As of October 10, 2003, the Company held 3,437,710 Pechiney Common Shares in its treasury, of which 1,814,405 are reserved for delivery to the holders of Pechiney stock purchase options upon exercise of such stock purchase options and may not be tendered by Pechiney in the Offers. With respect to the remaining 1,623,305 Pechiney Common Shares held in treasury, Pechiney currently intends to tender such Pechiney Common Shares in the Offers. As of October 10, 2003, Pechiney Nederland N.V., a wholly owned subsidiary of Pechiney, also held 982,669 Pechiney Common Shares. Pechiney Nederland N.V. has not yet formally determined whether to tender these Pechiney Common Shares in the Offers. In addition to considering the Pechiney Board's recommendation of the Offers, the decision by Pechiney Nederland N.V. will be made after considering its own interests. Other than as disclosed with respect to Pechiney Nederland N.V., to the Company's knowledge, none of the Company's affiliates or subsidiaries holds beneficially or of record any Pechiney Securities.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

        The Company has retained BNP Paribas, Goldman Sachs International, J.P. Morgan & Cie S.A. and Rothschild & Cie. (the "Financial Advisors") as its financial advisors in connection with, among other things, the evaluation of the Offers and possible alternative transactions involving purchases of all or a portion of Pechiney Securities or assets of the Company. The Company retained the Financial Advisors based upon their respective qualifications, experience and expertise. The Financial Advisors are internationally recognized investment banking and financial advisory firms and, as part of their investment banking and financial advisory business, are continuously engaged in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations of companies for other purposes.

        Each of the Financial Advisors and their respective affiliates in the past has provided, or in the future may provide, investment banking and financial services to Pechiney or Alcan, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, each of the Financial Advisors and their respective affiliates may actively trade or hold securities of Pechiney or Alcan for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. The Company has agreed to pay each of the Financial Advisors customary fees for its services, to reimburse each for its reasonable expenses, including fees and expenses of counsel, and to indemnify each and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of their respective engagements.

        The Company has retained Lake Isle M&A Incorporated ("Lake Isle") to assist it in connection with the Company's communications with holders of Pechiney Securities with respect to the Offers and Kekst & Company, Inc. ("Kekst") as its public relations advisor in connection with the Offers. The Company has agreed to pay Lake Isle and Kekst customary fees for their respective services and out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Lake Isle and Kekst against certain liabilities relating to or arising out of or in connection with their respective engagements.

        The Company has also retained BNP Paribas Securities Services ("BP2S") to assist it in connection with the Company's communications with U.S. holders of Pechiney Securities. The Company has agreed to pay BP2S customary fees for its services and out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify BP2S against certain liabilities relating to or arising out of or in connection with the engagement.

        The Bank of New York, in its capacity as depositary of the Pechiney ADSs, is assisting the Company in connection with the Company's communications with holders of Pechiney ADSs. The Bank of New York will be paid customary fees by the Company and will be indemnified by the Company against certain liabilities relating to or arising out of or in connection with these services. Georgeson Shareholder Services has been retained by The Bank of New York to assist the Company and The Bank of New York in connection with its communications with holders of Pechiney ADSs.

Item 6. Interest in Securities of the Subject Company

        No discretionary transactions in Pechiney Securities have been effected during the past 60 days by Pechiney or, to the Company's best knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Statement, Pechiney is not currently undertaking nor is it engaged in negotiations in response to the Offers that relate to: (a) a tender offer for or other acquisition of Pechiney Securities by Pechiney, any subsidiary of Pechiney or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pechiney or any subsidiary of Pechiney; (c) a purchase, sale or transfer of any material amount of assets of Pechiney or any subsidiary of Pechiney; or (d) any material change in the present dividend policy, indebtedness or capitalization of Pechiney.

        Except as set forth in this Statement, there are no transactions, resolutions of the Pechiney Board, agreements in principle or signed contracts in response to the Offers that relate to one or more of the events referred to in the preceding paragraph.

        In the ordinary course of its business, in accordance with Pechiney's strategic objectives, the Company, from time to time, undertakes purchases, sales or transfers of assets of Pechiney or its subsidiaries.

Item 8. Additional Information

  (a) Listing of Pechiney Securities/French law considerations

        According to the Offer to Exchange, if, as a result of the Offers, there is no longer an active trading market for the Pechiney Common Shares and the liquidity of the Pechiney Common Shares is materially adversely affected, Alcan may petition or cause Pechiney to petition Euronext Paris to cause the delisting of the Pechiney Common Shares. Any such petition for delisting is subject to the approval of the COB. Furthermore, subject to the completion of the Offers, Alcan states in the Offer to Exchange that it intends to cause Pechiney to terminate its deposit agreement with The Bank of New York, the depositary for the Pechiney ADSs, and to petition or cause Pechiney to petition the New York Stock Exchange to delist the Pechiney ADSs.

        If Alcan acquires sufficient Pechiney Common Shares in the Offers to cause the delisting of the Pechiney Common Shares from the Premier Marché of Euronext Paris, or, in any case, the Pechiney Common Shares cease to be listed on a regulated market within the European Union or the United States, then, pursuant to the terms of the Pechiney OCEANEs, the holders of the Pechiney OCEANEs may require Pechiney to redeem the Pechiney OCEANEs at an early redemption price (such early redemption price would equal an amount that would provide the holder of the Pechiney OCEANEs with a return equal to the gross yield to maturity that would have been realized by such holder at maturity). In addition, if less than 10% of the number of issued Pechiney OCEANEs remains outstanding following the consummation of the Offers, Alcan may cause Pechiney to redeem the Pechiney OCEANEs at an early redemption price determined pursuant to the terms of the Pechiney

OCEANEs (such early redemption price would equal an amount that would provide the holder of the Pechiney OCEANEs with a return equal to the gross yield to maturity that would have been realized by such holder at maturity). According to the Offer to Exchange, this early redemption price may be lower than the consideration offered to holders of the Pechiney OCEANEs in the Offers.

        If Alcan acquires more than 95% of the total share capital and voting rights in Pechiney, Alcan may launch, to the extent permitted by French law, a withdrawal offer or offers (offre publique de retrait), or buy-out, followed by a compulsory acquisition (retrait obligatoire), or squeeze-out, of all remaining Pechiney Securities not held by Alcan.

  (b) Employee Share Ownership Plans

        Pechiney's employee share ownership plans permit the supervisory boards of the employee share ownership plans to tender the Pechiney Common Shares held by the these employee share ownership plans to public offers that have been declared acceptable (recevable) by the CMF. However, such decisions in respect of the Offers may involve a modification in the objectives of Pechiney's share ownership plans, particularly with respect to the part of the Offers that does not involve a share exchange. To date, to Pechiney's knowledge, the supervisory board of one of the Pechiney employee share ownership plans has decided to tender the Pechiney Common Shares held by such plan to the Offers, while the supervisory board of another Pechiney employee share ownership plan has decided not to tender the Pechiney Common Shares held by such plan, but instead to sell such Pechiney Common Shares in the open market. It is currently expected that the supervisory boards of the other employee share ownership plans will meet before the expiration of the Offers to decide whether to tender the Pechiney Common Shares held in their portfolios to the Offers.

  (c) Additional information

        Following a review by the SEC of Pechiney's annual report on Form 20-F for the fiscal year ended December 31, 2002 (the "Form 20-F"), and the receipt of comments from the SEC following this review, Pechiney filed an amendment to the Form 20-F with the SEC on October 24, 2003. In addition, in connection with the delivery by PricewaterhouseCoopers ("PwC") of its consent to the inclusion in Alcan's registration statement on Form S-4 of PwC's audit report in respect of Pechiney's audited financial statements, PwC requested that Pechiney make certain customary representations to PwC. In connection with making these representations and amending the Form 20-F, Pechiney's management undertook an internal review process to identify developments within the Pechiney group since January 1, 2003. The developments identified in the course of this review were discussed with Pechiney's Disclosure Committee and PwC, and with the Audit Committee of the Pechiney Board. Subsequently, a summary of these developments was disclosed to Pechiney's security holders in France through the publication, in accordance with French law, of Pechiney's formal recommendation statement (note en réponse) in relation to the International Offer. A copy of the summary disclosure contained in Pechiney's formal recommendation statement (note en réponse) in relation to the International Offer is filed as Exhibit (a)(3) to this Statement.

Item 9. Exhibits

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter, dated October 27, 2003, from the Chairman and Chief Executive to Shareholders of Pechiney.†
(a)(2)	Illustrative Example of Aggregate Consideration a Holder of Pechiney Common Shares May Receive for Each Pechiney Common Share Tendered.†
(a)(3)	Supplemental Information Regarding Certain Recent Developments.
(e)(1)	Offer Agreement, dated September 12, 2003, between Alcan and Pechiney.

(e)(2)	Letter, dated September 12, 2003, from Alcan to Pechiney.
(e)(3)	Letter, dated August 29, 2003, from the Nomination and Compensation Committee of Pechiney to Mr. Jean-Pierre Rodier.
(e)(4)	Form of Severance Agreement (in the event of resignation) between Pechiney and Certain Executive Officers.
(e)(5)	Form of Severance Agreement (in the event of termination) between Pechiney and Certain Executive Officers.
(e)(6)	Form of Amendment Letter in Respect of Certain Severance Agreements between Pechiney and Certain Executive Officers.
(e)(7)	Pechiney Group Supplemental Pension Plan Regulations.

†
Included in copy mailed to Pechiney security holders. All other exhibits have not been included in the copy mailed to Pechiney security holders, but have been included in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PECHINEY
By:	/s/ OLIVIER MALLET Name: Olivier Mallet Title: Chief Financial Officer

Dated: October 27, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Letter, dated October 27, 2003, from the Chairman and Chief Executive to Shareholders of Pechiney.
(a)(2)	Illustrative Example of Aggregate Consideration a Holder of Pechiney Common Shares May Receive for Each Pechiney Common Share Tendered.
(a)(3)	Supplemental Information Regarding Certain Recent Developments.
(e)(1)	Offer Agreement, dated September 12, 2003, between Alcan and Pechiney.
(e)(2)	Letter, dated September 12, 2003, from Alcan to Pechiney.
(e)(3)	Letter, dated August 29, 2003, from the Nomination and Compensation Committee of Pechiney to Mr. Jean-Pierre Rodier.
(e)(4)	Form of Severance Agreement (in the event of resignation) between Pechiney and Certain Executive Officers.
(e)(5)	Form of Severance Agreement (in the event of termination) between Pechiney and Certain Executive Officers.
(e)(6)	Form of Amendment Letter in Respect of Certain Severance Agreements between Pechiney and Certain Executive Officers.
(e)(7)	Pechiney Group Supplemental Pension Plan Regulations.

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EXHIBIT INDEX